(Avista Corporation Letterhead)

August 23, 2018

VIA EDGAR AND E-MAIL TRANSMISSION

Mr. William H. Thompson
Accounting Branch Chief
Office of Consumer Products
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Avista Corporation
Form 10-K for the Fiscal Year Ended December 31, 2017
Filed February 21, 2018
Form 8-K filed August 1, 2018 and May 2, 2018
File No. 1-3701

Dear Mr. Thompson:

Avista Corporation (“Avista” or the “Company”) has received your letter dated August 13, 2018. For your convenience, each of the numbered comments in your letter is included in this letter, followed by the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2017

Non-GAAP Financial Measures, page 48

1.
We note that you present electric gross margin and natural gas gross margin, which are considered non-GAAP financial measures. Please tell us how your presentation complies with Item 10(e)(1)(ii)(E) of Regulation S-K, which prohibits using titles for non-GAAP financial measures that are the same as, or confusingly similar to, titles or descriptions used for GAAP financial measures. Additionally, please revise your presentation to reconcile the non-GAAP financial measures to the most directly comparable financial measures calculated and presented in accordance with GAAP and disclose of why management believes the non-GAAP financial measures provide useful information to investors. Refer to Item 10(e) of Regulation S-K and Question 102.10 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on April 4, 2018. Please note that this comment also relates to press releases filed as exhibits to filings under Item 2.02 of Form 8-K.

Response:

In future filings that include the non-GAAP financial measure gross margin, we plan to change the term “gross margin” to “utility margin”, “electric margin” or “natural gas margin.” We believe this will comply with the requirement for the title of the non-GAAP financial measure to not be the same as, or confusingly similar to, titles or descriptions used for GAAP financial measures.

As disclosed on page 48 of Avista’s Form 10-K for the Fiscal Year ended December 31, 2017, the presentation of electric margin and natural gas margin is intended to supplement an understanding of operating performance. We use these measures to determine whether the appropriate amount of revenue is being collected from our customers to allow for the recovery of energy resource costs and operating expenses. In future filings we will revise our disclosures to include additional language as follows:

“We use these measures internally and believe it provides useful information to investors to analyze how changes in loads (due to weather, economic or other conditions), rates, supply costs and other factors impact our results of operations. Changes in loads, as well as, power and natural gas supply costs are generally deferred and recovered from customers through regulatory accounting mechanisms. The analysis of utility margin generally excludes most of the change in revenue resulting from these regulatory mechanisms.”

Upon further review, we believe the most directly comparable financial measure calculated and presented in accordance with GAAP is utility operating revenues as presented in the “Information by Business Segments” footnote. This is because an analysis of utility margin excludes the impact of certain regulatory mechanisms, wholesale purchases and sales of energy commodities, and certain other items that cause changes in operating revenues, but do not have corresponding impacts on income from operations or net income.

We will revise future filings that include these non-GAAP financial measures to reflect the reconciliation of utility operating revenues to utility margin is clearly stated. We will make similar revisions to press releases filed as exhibits under Item 2.02 of Form 8-K.

Forms 8-K Filed August 1, 2018 and May 2, 2018

2.
Regulation G requires a schedule or other presentation detailing the difference between a forward looking non-GAAP financial measure and the appropriate forward looking GAAP financial measure. If the GAAP financial measure is not accessible on a forward-looking basis, you should disclose that fact and provide reconciling information that is available without an unreasonable effort, and identify the information that is unavailable and disclose its probable significance.

Please revise your disclosures in future press releases filed as exhibits to filings under Item 2.02 of Form 8-K.

Response:

In future filings we will revise our disclosures of forward-looking earnings guidance to reflect the GAAP financial measure. As an example, our disclosure of 2018 earnings guidance on page 6 of Exhibit 99.1 to our Form 8-K filed August 1, 2018 would be changed to the following:

“Avista Corp. expects 2018 consolidated earnings to be in the range of $0.30 to $0.60 per diluted share. This includes acquisition costs of $1.50 to $1.60 per diluted share if the transaction with Hydro One is completed in 2018.

We expect Avista Utilities to contribute in the range of $0.29 to $0.53 per diluted share for 2018. This includes acquisition costs of $1.50 to $1.60 per diluted share if the transaction with Hydro One is completed in 2018.”

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We have made every effort to be responsive to your comments. However, if you have any questions with respect to our responses, please contact our Vice President, Controller and Principal Accounting Officer, Ryan Krasselt at 509-495-2273.

Sincerely,

/s/ Mark T. Thies
Mark T. Thies
Senior Vice President,
Chief Financial Officer and
Treasurer
(Principal Financial Officer)

cc:    Tony Watson

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